UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

DUCT Utility Construction & Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264175 10 0

(CUSIP Number)

November 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [   ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264175 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hotovec, Pomeranz & Co., LLC (f.k.a. Hotovec, Pomeranz & Co., Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 950,000

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 950,000

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

CUSIP No. 264175 10 0

Item 1(a).	Name of Issuer:

DUCT Utility Construction & Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1101 Saint Gregory Street, Suite 260, Cincinnati, Ohio 45202

Item 2(a).	Name of Person Filing:

Hotovec, Pomeranz & Co., LLC (f.k.a. Hotovec, Pomeranz & Co., Inc.)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

44 Montgomery Street, Suite 800, San Francisco, CA 94104

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

264175 10 0

CUSIP No. 264175 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a)	[X] Broker or dealer registered under Section 15 of the Exchange Act;

b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

d)	[ ] Investment company registered under Section 8 of the Investment Company Act;

e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

j)	[ ] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 264175 10 0

Item 4.	Ownership (as of December 31, 2001)

(a)	The information in items 1 and 4 through 12 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Hotovec, Pomeranz & Co., LLC acquired 600,000, 200,000 and 150,000 shares from the Issuer on November 21, 2001, December 12, 2001 and December 21, 2001, respectively. Percentage ownership calculations are based on 10,593,846 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2001, adjusted to give effect to the issuance of 950,000 shares to the reporting person after such date.

(b)	Percent of Class: 8.2%

(c)	Number of shares as to which each such person has:

(i) sole power to vote or to direct the vote:

950,000

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

950,000

(iv) shared power to dispose or to direct the disposition of:

0

CUSIP No. 264175 10 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2002

Signature:	Hotovec, Pomeranz & Co., LLC

By:	/s/ Jeffrey J. Pomeranz Jeffrey J. Pomeranz, President